BENEDETTO, GARTLAND & COMPANY, INC.

REPORT ON FINANCIAL STATEMENTS
(Confidential Per Rule 17a-5(e) (3))

FOR THE YEAR ENDED
DECEMBER 31, 2025

(with supplementary information)

BENEDETTO, GARTLAND & COMPANY, INC.

INDEX

Facing Page to Form X-17A-5……………………………...……………....... 1

Affirmation of Principal Officer………………….…... 1A

Report of Independent Registered Public Accounting Firm……………………. 2-3

Financial Statements:
Statement of Financial Condition…………..….. 4
Statement of Operations……………….…..…………… 5
Statement of Changes in Stockholder's Equity………………………………….. 6
Statement of Cash Flows……………….……... 7
Notes to Financial Statements……………….…... 8-11

Supplementary Information:
Computation of Net Capital Pursuant to Uniform Net Capital Rule 15c3-1……... 12

Computation for Determination of Reserve Requirements and
Information Relating to the Possession or Control Requirements
For Brokers and Dealers Pursuant to Rule 15c3-3 under the
Securities Exchange Act of 1934……………….….. 13

Exemption Reporting:
Review Report of Independent Registered Public Accounting Firm
On Exemption Report……………….……...………… 14

Exemption Report……………….…….. 15

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-40919

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/25 (MM/DD/YY) AND ENDING 12/31/25 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Benedetto, Gartland & Company, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

48 Barrow Street, Suite 1
(No. and Street)

New York	New York	10014
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Paul A. Rahn	917-863-1694	par@bgg.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Farkouh, Furman & Faccio, LLP
(Name – if individual, state last, first, and middle name)

575 Madison Avenue	New York	NY	10022
(Address)	(City)	(State)	(Zip Code)

(Date of Registration with PCAOB)(if applicable) (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Paul A. Rahn, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Benedetto, Gartland & Company, Inc., as of December 31, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: Chief Financial Officer

[signature] February 26, 2026

Notary Public

Ebony Hurdle
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01HU0004908
Qualified in WESTCHESTER County
Commission Expires 04/03/2027

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*





FARKOUH
FURMAN & FACCIO
CERTIFIED PUBLIC ACCOUNTANTS & ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder
of Benedetto, Gartland & Company, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Benedetto, Gartland & Company, Inc. as of December 31, 2025, the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Benedetto, Gartland & Company, Inc. as of December 31, 2025, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Benedetto, Gartland & Company, Inc.'s management. Our responsibility is to express an opinion on Benedetto, Gartland & Company, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Benedetto, Gartland & Company, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Computation of Net Capital under Rule 15c3-1 of the Securities Exchange Commission and the Computation for Determination of Reserve Requirements under Rule 15c3-3 (Exemption) has been subjected to audit procedures performed in conjunction with the audit of Benedetto, Gartland & Company, Inc.'s financial statements. The supplemental information is the responsibility of Benedetto, Gartland & Company, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental

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Together as One. Farkouh, Furman & Faccio is a member of the Alliott Global Alliance of independent professional firms.

information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Farkouh, Furman & Faccio LLP

CERTIFIED PUBLIC ACCOUNTANTS

We have served as Benedetto, Gartland & Company, Inc.'s auditor since 2005.

New York, NY
February 25, 2026

BENEDETTO, GARTLAND & COMPANY, INC.

STATEMENT OF FINANCIAL CONDITION
AS AT DECEMBER 31, 2025

<u>ASSETS</u>

Cash and Cash Equivalents…………………………………………………………	$	22,028
Accounts Receivable………………………………………………………………….		200,519
Prepaid Expenses……………………………………………………………………..		7,941
Machinery and Equipment, Net of Accumulated Depreciation of $38,550………………		628
Other Receivable………………………………………………………………………		76,383
Total Assets………………………………………………………………..	$	307,499

<u>LIABILITIES</u>

Accounts Payable……………………………………………………………………...	$	3,809
Total Liabilities……………………………………………………………….		3,809

<u>STOCKHOLDER'S EQUITY</u>

Common Stock, $.01 par value, 200 shares authorized, 100 shares issued and outstanding…………………………………………………		1
Additional Paid-In Capital……………………………………………………………..		3,523,176
(Deficit)………………………………………………………………………………...		(3,219,487)
Total Stockholder's Equity……………………………………………………..		303,690
Total Liabilities and Stockholder's Equity……………………………………………	$	307,499

The notes to the financial statements
are made a part hereof.

BENEDETTO, GARTLAND & COMPANY, INC.

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2025

REVENUES:		
Advisory Fees………………………………………………………………..	$	324,000
Interest Income…………………………………………………………		1
Total Revenue………………………………………………………..		324,001
EXPENSES:		
Compensation and Benefits……………………………………….…..		189,444
Occupancy Costs…………………………………………………….…		5,250
Office Expenses…………………………………………………….…..		14,846
Professional Fees…………………………………………………….…		30,000
Travel and Entertainment……………………………………………...		257
Communication……………………………………………………..…...		4,326
Depreciation Expense…………………………………………………...		519
Other Expense…………………………………………………………..		1,717
Total Expenses………………………………………………….…..		246,359
NET INCOME (To Statement of Changes in Stockholder's Equity)……………………	$	77,642

The notes to the financial statements
are made a part hereof.

BENEDETTO, GARTLAND & COMPANY, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2025

	COMMON STOCK	ADDITIONAL PAID-IN CAPITAL	(DEFICIT)	TOTAL
BALANCE AT JANUARY 1, 2025……	$ 1	$ 3,523,176	$ (3,297,129)	$ 226,048
Net Income………………...............	--	--	77,642	77,642
BALANCE AT DECEMBER 31, 2025 (TO STATEMENT OF FINANCIAL CONDITION)…………	$ 1	$ 3,523,176	$ (3,219,487)	$ 303,690

The notes to the financial statements
are made a part hereof.

BENEDETTO, GARTLAND & COMPANY, INC.

**STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2025**

Cash Flows from Operating Activities:

Net Income………………………………………………………………			$ 77,642
Adjustments to Reconcile Net Income to			
Net Cash Used by Operating Activities:			
Depreciation……………………………………………………………	$	519	
Increase in Accounts Receivable……………………………………..		(90,422)	
Decrease in Prepaid Expenses………………………………………..		750	
Decrease in Accounts Payable……………………………….............		(1,811)	
Net Adjustments………………………………………………..			(90,964)
Net Cash (Used) by Operating Activities……………………………			(13,322)
Cash and Cash Equivalents – Beginning of Year…………………….			35,350
CASH AND CASH EQUIVALENTS – END OF YEAR…………………..			$ 22,028

The notes to the financial statements
are made a part hereof.

BENEDETTO, GARTLAND & COMPANY, INC.

NOTES TO FINANCIAL STATEMENTS
AS AT DECEMBER 31, 2025

ORGANIZATION AND NATURE OF BUSINESS:

Benedetto, Gartland & Company, Inc. (the "Company") is registered with the Securities and Exchange Commission (the "SEC") as a "broker/dealer" pursuant to Section 15(b) of the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Agency. The principal business of the Company is to render investment banking services.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

METHOD OF ACCOUNTING - The accompanying financial statements have been prepared on the accrual basis of accounting. The accrual basis of accounting recognizes revenues in the accounting period in which revenues are earned regardless of when cash is received and recognizes expenses in the accounting period in which expenses are incurred regardless of when cash is disbursed.

MANAGEMENT'S USE OF ESTIMATES AND ASSUMPTIONS - The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

INCOME TAXES - The Company is an "S" corporation for federal and state income tax purposes. Accordingly, the Company is not subject to federal and state income taxes as the net income or (loss) of the Company flows through to its shareholder. The Company is, however, subject to income taxes in New York City.

Generally, the Company is subject to income tax examinations by major taxing authorities during the three-year period prior to the period covered by these financial statements. The Company is required to determine whether its tax positions are more likely than not to be sustained upon examination by the applicable taxing authority, based on the technical merits of the position. The tax benefit recognized is measured as the largest amount of benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement with the relevant taxing authorities. Based on its analysis, the Company has determined that it has not incurred any liability for unrecognized tax benefits as of December 31, 2025.

The Company does not expect that its assessment regarding unrecognized tax benefits will materially change over the next twelve months. However, the Company's conclusions may be subject to review and adjustment at a later date based on factors including, but not limited to, questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions, compliance with U.S. federal, U.S. state and foreign tax laws, and changes in the administrative practices and precedents of the relevant taxing authorities.

(continued)

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

REVENUE RECOGNITION - The Company accounts for revenue under the provisions of FASB ASC 606, "Revenue from Contracts with Customers." Under the standard, recognition of revenue occurs when a customer obtains control of promised services or goods in an amount that reflects the consideration to which the entity expects to receive in exchange for those goods or services. In addition, the standard requires disclosure of the nature, amount, timing, and uncertainty of revenue and cash flows arising from customer contracts. The Company earns advisory fees through advising clients on equity and debt financings, financial restructurings, and mergers and acquisitions, as well as other advisory services (individually a "Transaction"). Revenue is generated primarily through service contracts, which include fees that can be non-recurring but set at a specific point in time, recurring fees paid on a monthly, quarterly, or other schedule, fees paid contingent upon occurrence of a specific event, and success-based fees based on such things as the amount of a financing or value of an acquired asset. Non-success based fees are recognized over time as the Company satisfies its performance obligations by providing services. These fees are typically invoiced and collected on a monthly, quarterly, or other basis. Based on management's evaluation, non-success-based fees are recognized at a point in time, as the contract is executed and the Company's obligations related to a specific fee are satisfied. Success-based fee revenue is recognized when the Transaction is consummated as this is the point at which the engagement agreements define the fee as being owed to the Company. The Company does not disclose information about remaining performance obligations pertaining to contracts with variable consideration allocated entirely to a wholly unsatisfied performance obligation. These contracts pertain to performance obligations of advisory services for Transactions and successful results of litigation, have no set durations and where the variable consideration is based on the dollar amount of the Transaction or litigation. The Company regularly reviews its service contracts to ensure revenue is recorded in accordance with contractual terms. Management has evaluated the Company's revenue recognition policies and determined that they comply with ASC 606, accurately reflecting the timing and pattern of revenue recognition based on service delivery. Included in Advisory Fees on the Statement of Operations is $324,000 of non-success-based fees and zero of success-based fees.

ACCOUNTS RECEIVABLE – The timing of the revenue recognition may differ from the timing of payment by the customers. The Company records a receivable when revenue is recognized prior to payment, and it has an unconditional right to payment. Alternatively, when payment precedes the provision of the related services, the Company records deferred revenue until the performance obligations are satisfied.

Receivables related to revenues from contracts with customers amounted to $200,519 at December 31, 2025. The Company carries its accounts receivable at cost less an allowance for credit losses. On a periodic basis, the Company evaluates its accounts receivable and establishes an allowance for credit losses based on history of past write-offs and collections and current credit conditions. No allowance for credit losses was required at December 31, 2025.

(continued)

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

CASH AND CASH EQUIVALENTS - The Company maintains all of its cash balances in a checking and savings account at a major international bank. The Company did not maintain cash in any other investment account in 2025. During the course of the year ended December 31, 2025, the Company's bank balances were not in excess of the FDIC insurance limit.

MACHINERY AND EQUIPMENT – Machinery and equipment are stated at their cost and are depreciated using the straight-line method over five years.

CONCENTRATION OF RISK OF CUSTOMERS:

The Company's investment banking activities are typically conducted with counterparties which may include domestic or international corporations. In the event these counterparties do not fulfill their obligations, the Company may be exposed to risk. It is the Company's policy to review, as necessary, the credit-worthiness of its counterparties. At December 31, 2025, there was $200,519 due from one counterparty, which is the balance of Accounts Receivable.

During the year ended December 31, 2025, 100% of the Company's revenue was from one customer.

NET CAPITAL REQUIREMENTS:

Pursuant to the Uniform Net Capital Rule under the Securities Exchange Act of 1934 (Rule 15c3-1), the Company is required to maintain minimum net capital of the greater of $5,000 or 6 2/3% of the Company's aggregate indebtedness as defined. At December 31, 2025, the Company had net capital of $17,548, which is above the minimum net capital requirement of $5,000 by $12,548, and the Company's ratio of aggregate indebtedness to net capital was 0.217 to 1.

OPERATING LEASES:

In February 2016, FASB issued ASU 2016-02, Leases (FASB 842), which took effect for years beginning after December 31, 2018. FASB 842 requires the recognition of right of use assets and lease liabilities for those leases classified as operating or financing leases. The Company has elected to treat leases 12 months or less as short-term leases similar to FASB 840 accounting requirements.

In 2024, the Company entered into an agreement for office space with a commencement date of August 1, 2024 and an expiration date of February 15, 2028. At commencement it was determined that the agreement for office space be classified as a right of use operating lease, in accordance with ASC 842. This lease had fixed rental payments, with an original lease term of 42.5 months.

(continued)

BENEDETTO, GARTLAND & COMPANY, INC.

NOTES TO FINANCIAL STATEMENTS
AS AT DECEMBER 31, 2025

OPERATING LEASES (continued):

On June 2, 2025, the Company's landlord terminated the lease early pursuant to its early termination rights under the lease, with an effective date of July 31, 2025. The Company vacated this office space as of July 31, 2025. The Company incurred no additional costs related to the termination. The Company removed the right of use asset and lease liability from the balance sheet as of the termination date. As the carrying amount of the right of use asset equaled the lease liability at the time of termination, no gain or loss was recognized in the statement of operations.

Consistent with ASC 842, lease expenses were recognized for long-term leases on a straight-line basis through the date of termination. From January 1, 2025, through July 31, 2025, the Company recognized lease expense of $5,250.

.OTHER RECEIVABLE:

In October 2021 the Company purchased for $50,000 a fifty percent share of the residual interest in an Estate that the beneficiary believed was in its best interest to avoid future expenditures and to avoid any additional wait period on the distribution of the Estate. In November 2021 the Company purchased for $26,000 certain reimbursements receivable by the Executor of the Estate totaling $28,660. The President of the Company is the Executor of the Estate. These items, totaling $76,000, are reported as other receivables on the statement of financial condition.

SUBSEQUENT EVENTS:

The date to which events occurring after December 31, 2025, the date of the most recent statement of financial condition, have been evaluated for possible adjustment to the financial statements or disclosure is February 25, 2026, which is the date on which the financial statements were available to be issued.

BENEDETTO, GARTLAND & COMPANY, INC.

SCHEDULE I
COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM
NET CAPITAL RULE 15c3-1
AS AT DECEMBER 31, 2025

Total Stockholder's Equity, Net Capital……………………………………………	$	303,690
Deduction for Nonallowable Assets………………………………………………..		(286,142)
NET CAPITAL…………………………………………………………………..	$	17,548
Minimum Net Capital Requirement of 6 2/3% of		
Aggregate Indebtedness or $5,000,		
whichever is greater…………………………………………………………		5,000
EXCESS NET CAPITAL……………………………………………………………..	$	12,548
Ratio of Aggregate Indebtedness to Net Capital………………………………….		0.217 to 1

Statement Pursuant to Paragraph (d) (4) of Rule 17a-5:

There are no material differences between this computation and the computation of the Company's unaudited Form X-17A-5 Part IIA filing.

See report of independent registered public accounting firm.

BENEDETTO, GARTLAND & COMPANY, INC.

SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES
EXCHANGE ACT OF 1934
AS AT DECEMBER 31, 2025

The Company is not permitted to hold customer securities nor is it required to compute reserve requirements. The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3. The Company is relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to private placements of securities and engaging in other securities and non-securities business (rendering financial advisory services on a fee basis to corporations and others in connection with transactions including buy-outs, restructurings, recapitalizations, mergers, divestitures, tender and exchange offers, and leveraged buyouts) and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

See report of independent registered public accounting firm.





FARKOUH FURMAN & FACCIO
CERTIFIED PUBLIC ACCOUNTANTS & ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder
of Benedetto, Gartland & Company, Inc.

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) Benedetto, Gartland & Company, Inc. (the "Company") did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to private placements of securities and engaging in other securities and non-securities business (rendering financial advisory services on a fee basis to corporations and others in connection with transactions including buy-outs, restructurings, recapitalizations, mergers, divestitures, tender and exchange offers, and leveraged buyouts) and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Benedetto, Gartland & Company, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Benedetto, Gartland & Company, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Farkouh, Furman & Faccio LLP

CERTIFIED PUBLIC ACCOUNTANTS

New York, NY
February 25, 2026

575 Madison Avenue, New York, NY 10022 T. 212.245.5900 F. 212.586.3240 fffcpas.com

Proud Member of AlliottGlobalAlliance™
Together as One. Farkouh, Furman & Faccio is a member of the Alliott Global Alliance of independent professional firms.

Benedetto, Gartland & Company, Inc.

Exemption Report

Benedetto, Gartland & Company (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to private placements of securities and engaging in other securities and non-securities business (rendering financial advisory services on a fee basis to corporations and others in connection with transactions including buy-outs, restructurings, recapitalizations, mergers, divestitures, tender and exchange offers, and leveraged buyouts) and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Benedetto, Gartland & Company, Inc.

I, Paul A. Rahn, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: _[signature]_

Title: Chief Financial Officer

Date: February 17, 2026